11 Good Energy, Inc.
4450 Belden Village Street, N.W.
Suite 800
Canton, OH 44718

U.S. Securities and Exchange Commission
Division of Corporation  and Finance
Office of Manufacturing and Construction
100 E Street, N.E.                                                                                                August 9, 2010
Washington, DC 20549

Att:	Mail Stop 4631 Division of Corporate Finance

Re:	11 Good Energy, Inc. Registration Statement on Form S-1

Filed July 13, 2010
 File No. 333-166149
Gentlemen:

The following is in response to your letter of comments dated July 26, 2010 keyed to the numbered paragraphs 1 - 8 and 17 of your letter. Responses to comments 9 - 16 were previously filed under separate cover letter. Following our response to no. 17 are our additional changed responses to nos. 9 - 16. All page numbers refer to page numbers in the Prospectus unless otherwise noted.

Prospectus Cover Page

1.           Please refer to comment one in our letter dated May 14, 2010. As requested previously, specify here and elsewhere in the prospectus, as appropriate, the fixed price per share at which the selling securityholders will sell the shares of common stock until the shares of common stock are quoted on the OTC Bulletin Board or other specified market. Further, delete the statement "The selling price of the shares will be determined by market factors at the time of their resale" on the cover page, and revise the first paragraph of the plan of distribution section on page 64 to clarify that the selling securityholders will sell at a specified fixed price per share until the shares are quoted on the OTC Bulletin Board or other specified market and after that at prevailing market prices or privately negotiated prices.

Response

Comment complied with on the cover page of the prospectus by inserting a $3.00 fixed price, by deleting the sentence requested and revising page 60 to provide the clarification requested.

2.           We note your response to comment three in our letter dated May 14, 2010 as well as your revised disclosure. Please highlight the entire cross reference to the risk factors section. Highlighting only the words "risk factors" is not sufficient.

Response

Comment complied with on the cover page by highlighting the entire reference to the risk factors.

Prospectus Summary, page 6
Marketing. Distribution and testing programs, page 7

3.           We note your response to comment eight in our letter dated May 14, 2010 as well as your revised disclosure.  Please disclose the approximate number of "corporate and governmental organizations and municipalities" that have tested or are scheduled to test your G2 diesel.

Response

Comment complied with on page 2 (and in the risk factors on page 7 and business section on page 31 where similar references are made) by disclosing the approximate number (i.e. ten) of organizations that have tested or scheduled to test our G2 Diesel.

Risk Factors, page 11

4.           We note your response to comment II in our letter dated May 14, 2010 as well as your revised disclosure, particularly the statement "Before you invest in our Common Stock, you should be aware that there are various risks, including those described below." This statement implies that there are other risks that are not described in the prospectus. Please ensure that the risk factor section sets forth all of the material risks relating to your business and the Offering. Please do not include qualifying statements (such as the quoted statement above) that suggest or imply that there are material risks that you are not describing in the prospectus.

Response

Comment complied with by deleting the qualifying statements to the introductory paragraph to the risk factors on page 6.

Description of Business, page 34
Government Regulations, page 41
Biodiesel Tax Credits, page 42

5.           We note your disclosure about the VEETC tax credit and your belief that it will be extended in 2010. Please update your disclosure to reflect the current status of this credit.

Response

Comment complied with on page 37 where the disclosure the VEET tax credit has been updated.

Selling Security Holders. page 57

6. We note your response to comment 42 in our letter dated May 14, 2010 as well as your revised disclosure.  For selling security holders that are controlled by more than one natural person, please state whether the natural persons have shared voting and investment control over the securities held by the beneficial owners.

Response

Comment complied with under selling security holders beginning at page 53.

7. We note your response to comment 42 in our letter dated May 14, 2010 as well as your revised disclosure. As requested previously, please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by these beneficial owners:

•           Malachy Brennan Trust Fund.
•           Paul Treacy Trust Fund.
•           Quarry Pension.

Response

Comment complied with under selling security holders beginning at page 53.

Preferred Stock, page 67

8. The statement "There are currently no shares of Preferred Stock outstanding "is inconsistent with disclosures throughout the registration statement that there are 11 million shares of Series A preferred stock outstanding. Please reconcile the disclosures.

Response

There are 11,000,000 Series A Preferred Shares outstanding. We have corrected the typographical error on page 61.

Item 16. Exhibits, page iv

17. The statement "All exhibits are filed herewith" is inaccurate because only exhibits 10.9 and 23.2 are filed with pre-effective amendment 1 to the registration statement. Please revise in future filings.

Response

The phrase all exhibits are filed herewith has been removed. The only exhibit will be the accountants consent.

New responses to comments numbered 9 - 16.

9. Response remains as presented in previous correspondence.

10. Response remains as presented in previous correspondence.

Comments 11-15, upon reflection on your comment, the company has elected to adjust the balances of the intangible assets recorded in order to remove the valuation assigned to the common stock consideration. The remaining consideration assigned is the result the cash paid and liabilities assumed. This hard consideration provided an excess over the market value of the assets acquired of $661,551. This was recorded as intangible assets. The approaches used to evaluate the recovery of the intangible assets are disclosed in Footnote 1 and the MD&A sections of the prospectus and in the previous correspondence. The areas of the previous correspondence talking about valuing the common stock should be omitted because we have removed the value of the common shares from the consideration. The company restated the financial statements to reflect the write down of intangible assets and adjustment of the amortization recorded.

16. Response remains as presented in previous correspondence. Disclosures regarding consultant are made in Footnote 1 and MD&A section of the prospectus. No consent is required for the reasons spelled out in our prior correspondence.

Very truly yours,

11 GOOD ENERGY, INC.

/s/ Daniel T. Lapp, Chief Financial Officer